October 15, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SI-BONE, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-227445)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of up to 6,000,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EDT) on October 16, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 5, 2018, through the date hereof:

Preliminary Prospectus dated October 5, 2018:

1,700 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

MORGAN STANLEY & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Kathy Bergsteinsson
Kathy Bergsteinsson, Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Michele A.H. Allong, Authorized Signatory